EAGLE POINT CREDIT COMPANY INC.

20 Horseneck Lane

Greenwich, Connecticut 06830

June 14, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Jeffrey Foor

Re:	Eagle Point Credit Company Inc.

Application for Withdrawal of Post-Effective Amendment No. 11 to the

Registration Statement on Form N-2

File Numbers: 333-205540; 811-22974

Dear Mr. Foor:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Eagle Point Credit Company Inc., a Delaware corporation (the “Company”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of Post-Effective Amendment No. 11 (the “Post-Effective Amendment”) to the Company’s Registration Statement on Form N-2 (File Nos. 333-205540; 811-22974) (the “Prior Registration Statement”), filed by the Company with the Commission on March 28, 2017.

Subsequent to filing the Post-Effective Amendment, the Company filed a new registration statement on Form N-2 (File Nos. 333-218611; 811-22974) (the “New Registration Statement”), which provides for an aggregate maximum offering price of $650,000,000 and supersedes the Prior Registration Statement. The Post-Effective Amendment was not declared effective and no securities have been sold in connection with the Post-Effective Amendment.

Pursuant to the foregoing, the Company respectfully requests that the Commission consent to this application on the grounds that the withdrawal of the Post-Effective Amendment is consistent with the public interest and the protection of investors, as contemplated under Rule 477(a) under the Securities Act. The Company requests that the withdrawal of the Post-Effective Amendment be effective concurrent with the declaration of effectiveness of the New Registration Statement or as soon as practicable thereafter and that a written order granting such withdrawal be issued by the Commission.

* * * * * * * * *

Securities and Exchange

Commission

June 14, 2017

If you have any questions, please feel free to contact Philip T. Hinkle, of Dechert LLP, by telephone at 202.261.3460 or by email at philip.hinkle@dechert.com or Thomas J. Friedmann, of Dechert LLP, by telephone at 617.728.7120 or by email at thomas.friedmann@dechert.com. Thank you for your cooperation and attention to this matter.

Very truly yours,

Eagle Point Credit Company Inc.

By:	/s/ Kenneth P. Onorio
	Name:	Kenneth P. Onorio
	Title:	Chief Financial Officer